Balaton Power Inc.
19 East Fourth Avenue
Hutchinson, Kansas 67501

Phone: 620.662.3697	Toll Free: 1.800.239.5526	Fax: 620.662.6861

March 15, 2007

CORPORATE UPDATE

Balaton Power Inc. (the “Company”) (OTCBB Symbol BPWRF) provides the following News Release regarding the funding of its principal project, the proposed exploration and development of the Gandhamardan Bauxite deposit (the “Project”) located in the State of Orissa, India.

The Company’s direct overhead for the Project is expected to average $20,000 per month for the next six months with an additional approximately $25,000 per month for its North American administrative operations. Travel and other general expenditures are expected to average approximately $10,000 per month. In order to fund the Company’s expenses, the Company has arranged to settle outstanding debt and raise new working capital of approximately $1.5 million in aggregate. The working capital raised through the private placement will be sufficient to meet the Company’s next twelve months of operations.
All figures are in US Dollars.

Accredited investors, family, friends and business associates will participate in the private placement which is expected to close by March 20, 2007.

FOR AND ON BEHALF OF THE BOARD OF DIRECTORS

“Michael Rosa”
Michael Rosa
Director